Exhibit 99.1

Nasdaq resumes trading of Nexters shares and warrants

March 16, 2023 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”), announces that, pursuant to a press release issued by Nasdaq on March 15, 2023, trading of Nexters ordinary shares (“GDEV”) and warrants (“GDEVW”) will resume at the open of the market on March 16, 2023. Nasdaq’s suspension of trading of Nexters’ stock and warrant was in effect from February 28, 2022.

“Since Nexters’ inception in 2010, we shared a vision to be a global company with employees, partners and players across the world. Our listing on Nasdaq in 2021 was an important milestone and a foundation to our long term strategy. For the last year, we have worked hard to obtain to permission for our shares and warrants to trade again on Nasdaq. We are thrilled to announce that GDEV is back,” says Andrey Fadeev, CEO and co-founder of Nexters. “We also would like to thank all our stakeholders for their support and patience during the difficult time of the trading halt.”

Natasha Braginsky Mounier, chairperson of Nexters’ Board of Directors: “Nexters has taken huge strides in improving corporate governance and strategic sustainability during a tumultuous year - all while maintaining the resiliency of its core business. We have proudly demonstrated rigorous adherence to the high standards of Nasdaq and SEC. And despite all the turbulence, Nexters remained dedicated to its core mission of interactive entertainment at a global scale”.

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 800+ inspired gaming professionals. Please find more information about Nexters at https://nexters.com and follow on Linkedin and Twitter.

Contacts

Roman Safiyulin | Chief Corporate Development Officer

investor@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1, initially filed by the Company on September 22, 2021, as most recently amended, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.